Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Shifts Commercial Operations to Partnership Model, Focusing on Efficient Patient Access and R&D Growth

GENEVA (DEC. 5, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced its intent to progressively transition from a direct marketing and sales infrastructure for its commercial-stage assets to a partnership-based model. The Company believes that the transition will continue to enable more efficient patient access through leveraging external expertise and infrastructure. The Company intends to streamline its commercial operations and focus its resources on its R&D activities, paving the way for sustainable growth.

Michelle Lock, interim chief executive officer of Relief, commented, “Our strategic pivot will enable us to reallocate resources towards our advancing R&D pipeline. It will also reinforce Relief’s foundational strengths and historical business model, centered around drug development and the business-to-business (B2B) commercialization of our products.” This decision primarily affects Relief’s GOLIKE® franchise, with the Company’s other products historically licensed or distributed through third parties.

The Company remains committed to supporting the needs of patients currently benefiting from PKU GOLIKE® and is exploring potential partnerships for the continued commercialization and expansion of its GOLIKE® franchise and the expected commercial launch of RLF-OD032 in early 2026. PKU GOLIKE® is currently marketed by Relief in the U.S., Italy, Germany, Austria and Switzerland, and is licensed to distribution partners in the UK, Spain, Portugal, Israel, Greece, Cyprus, Ecuador, and certain Middle Eastern countries. PKU GOLIKE® shall remain commercially available in the U.S. via Relief’s distribution arrangement with Pentec Health, Inc.

Relief also remains actively engaged in optimizing the value of its development-stage pipeline, continuing the development of RLF-OD032 for phenylketonuria (PKU), RLF-TD011 for dermatological conditions, RLF-100 (aviptadil) for pulmonary disorders, and Olpruva™ for metabolic disorders in Europe.

1 / 2

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics’ portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Relief Therapeutics’ mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including whether the Relief’s change in its business strategy will be successful and those described in Relief's filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

2 / 2